

August 28, 2014

<u>Via E-mail</u>
Stefan Borgas
Chief Executive Officer
Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel

>   **Re: Israel Chemicals Ltd.**
>   **Amendment No. 4 to**
>   **Confidential Draft Registration Statement on Form F-1**
>   **Submitted August 14, 2014**
>   **CIK No. 0000941221**

Dear Mr. Borgas:

We have reviewed your response to our letter dated July 21, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Cover Page of Prospectus</u>

1. We note your statement on the cover page that on August 13, 2014, the last reported sale price of your ordinary shares on the TASE was NIS 28.39, or $8.13, per share. We also note that you do not otherwise disclose an estimated price range or the method by which the price of the shares being offered is to be determined. Please explain how your current cover page disclosure complies with the requirements of Item 501(b)(3) of Regulation S-K.

Management's Discussion and Analysis, page 46

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 52

Other expenses, page 55

2. We note from the discussion on page 54 that other expenses were $162 million for the six months ended June 30, 2014, an increase of $155 million compared to the corresponding period in 2013. We also note that this increase stems mainly from an unusual expense in the amount of $149 million relating to prior periods, due to the arbitration decision regarding royalties. Please explain to us why you believe it is appropriate to reflect this increase in your provision for royalties as a component of other expense rather than in cost of sales consistent with your other royalty expenses.

Liquidity and Capital Resources, page 75

3. We note from page F-139 that subsequent to June 30, 2014, your board of directors approved a remuneration plan for non-management company employees and an issuance of stock options and restricted stock to officers and senior employees. Please revise MD&A to discuss these new compensation arrangements and disclose the amount of compensation expense you expect to recognize in connection with these compensation arrangements and the period over which you expect to recognize the related expense.

Principal Capital Expenditures and Divestitures, page 84

4. We note from the first sentence on page 174 that during the first half of 2014 you continue to plan for the establishment of joint service centers in Israel and Europe. To the extent you expect to incur material capital expenditures in connection with establishment of these service centers, please revise your capital expenditures discussion to disclose the estimated amount of such capital expenditures.

Condensed Consolidated Unaudited Interim Financial Statements, page F-117

Condensed Consolidated Unaudited Interim Statements of Cash Flows, page F-126

5. It appears that purchase of property, plant and equipment for the three month period ended June 30, 2014 in the amount of $192,696 should be a cash outflow from investing activities rather than a cash inflow from investing activities. Please advise or revise as appropriate.

Notes to the condensed consolidated interim financial statements, page F-127

Note 6 – Additional Information, page F-136

6. To the extent the estimated IPO price is expected to differ significantly from your most recent valuation of stock based compensation grants as discussed in note 6 to your interim financial statements, please tell us the significant factors and events contributing to the significant changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and the related stock-based compensation.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell LLP